UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13499

EQUITY ONE, INC.

(Exact name of registrant as specified in its charter)

c/o Regency Centers Corporation

One Independent Drive, Suite 114

Jacksonville, Florida 33202

(904) 598-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

* Equity One, Inc. merged with and into Regency Centers Corporation on March 1, 2017, at which time the separate corporate existence of Equity One, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Regency Centers Corporation, as successor by merger to Equity One, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REGENCY CENTERS CORPORATION as successor by merger to Equity One, Inc.

By:	/s/ J. Christian Leavitt
Name:	J. Christian Leavitt
Title:	Senior Vice President and Treasurer

Date: March 13, 2017